UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________
FORM 11-K
____________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from              to

Commission File Number 001-35871

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Westbury Bank 401(K) Profit Sharing Plan
200 South Main Street
West Bend, WI 53095

B.    Westbury Bank
200 South Main Street
West Bend, WI 53095

Westbury Bank 401(k) Profit Sharing Plan

Contents
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-10
Schedule H, line 4i Schedule of Assets (Held at End of Year)	11
Exhibit Index
23.1 Consent of Independent Registered Public Accounting Firm	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the 401(k) Plan Sponsor Committee
Westbury Bank 401(k) Profit Sharing Plan
West Bend, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Westbury Bank 401(k) Profit Sharing Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the entity adopted new accounting guidance related to presentation of fair value of certain investments and disclosure of investments. Prior year disclosures have been revised to reflect the retrospective application of adopting these changes in accounting. Our opinion is not modified with respect to these matters.

The supplemental information in the accompanying schedule of Schedule H, Line 4i, Schedule of Assets (Held at End of Year), as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

RSM US LLP
Indianapolis, Indiana
June 21, 2016

Westbury Bank 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets

Investments at fair value:
Shares of registered investment companies	$7,211,693	$8,422,647
Shares of company stock - unitized	823,250	1,056,971
Collective investment trust	676,245	1,085,349
	8,711,188	10,564,967
Receivables:
Notes receivable from participants	7,613	10,244
	7,613	10,244

Net assets available for benefits	$8,718,801	$10,575,211

See Notes to Financial Statements.

Westbury Bank 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Investment income (loss):
Net depreciation in fair value of investments	$(477,236)
Dividends	430,537
Total investment loss	(46,699)

Interest income on notes receivable from participants	421
Contributions:
Participant	421,254
Employer	183,317
Rollovers	1,231
Total contributions	605,802

Total investment loss and contributions	559,524
Deductions
Benefits paid to participants	2,377,768
Administrative expenses	38,166
Total deductions	2,415,934

Net decrease	(1,856,410)

Net assets available for benefits:
Beginning of year	10,575,211

End of year	$8,718,801

See Notes to Financial Statements.

Westbury Bank 401(k) Profit Sharing Plan
Notes to Financial Statements

Note 1. Description of Plan

The following description of the Westbury Bank 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all employees of Westbury Bank (the Company) who, effective January 1, 2012, have completed six months of service and are age 21 or older. Prior to January 1, 2012, employees were required to complete one year of service. Effective January 1, 2016, the Plan was amended to permit entry upon completion of 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to the maximum percentage allowable, not to exceed certain limits, as defined in the Plan, and provided these contributions will not cause the Plan to exceed the discrimination limits. If participant contributions cause the Plan to exceed the 401(k) discrimination limits, excess contributions will be refunded to participants. The Plan has an automatic deferral feature whereby the Company automatically withholds 3% of compensation from eligible employees each payroll period and contributes that amount to the Plan as an elective deferral unless the employee makes a contrary election. The automatic deferral increases one percent each year until six percent is reached. Participants who have reached age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company has elected to make a safe harbor matching contribution equal to 100 percent of participant contributions up to the first 1 percent of participant compensation contributed to the Plan plus 50 percent of the next 5 percent of participant compensation contributed to the Plan. The Company may also contribute, on a discretionary basis, a profit sharing contribution. For 2015, the Company made no such profit sharing contribution. Contributions are subject to certain limitations.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their account plus actual earnings thereon is based on years of continuous service. For pre-2010 matching and pre-2010 and post-2010 discretionary contributions, a participant is 100 percent vested after six years of credited service, upon death, total disability, or attainment of age of 65. For safe harbor contributions, which began in 2010, a participant is 100 percent vested after two years of credited service, upon death, total disability or attainment of age 65.

Investment Options: Upon enrollment in the Plan, participants may direct the investment of their account balances into a variety of investment options as more fully described in the Plan’s literature. Participants may change their investment options at any time, with certain limitations.

Notes Receivable from Participants: Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, or 50 percent of their vested account balance. Participants may not have more than one note outstanding at one time. Notes are secured by the balance in the participant’s account and bear interest at one percent above the prime rate, fixed at the date the loan is originated. Interest rates on all loans were 4.25 percent at December 31, 2015. Note maturities shall not exceed five years, except for the purchase of a primary residence which has a maximum term of fifteen years. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits: On termination of service due to death, disability, retirement, or termination, a participant may elect to receive an amount equal to the participant’s vested account balance. All distributions from the Plan will be made either as a lump-sum payment of the vested account balance, installment payments for a specified term, not to exceed the assumed life expectancy, or ad hoc

Westbury Bank 401(k) Profit Sharing Plan
Notes to Financial Statements

distributions whereby a participant may request a distribution for some or all of their vested account balance. In-service and hardship withdrawals are also permitted as specified in the plan agreement.

Forfeited Accounts: At December 31, 2015 and 2014, forfeited, non-vested accounts totaled $0 and $189, respectively. These accounts will be used to reduce future employer contributions. In 2015, employer contributions were reduced by approximately $9,700 from forfeited, non-vested accounts.

Note 2. Summary of Accounting Policies

Basis of Accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Recent Accounting Pronouncements: In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share (or Its Equivalent) ("ASU 2015-07"). ASU 2015-07 removes the requirement to categorize with the fair value hierarchy all investments for which fair value is measured using the net asset value (NAV) per share practical expedient. ASU 2015-07 also removes the requirements to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Investments that calculate NAV per share (or its equivalent), but for which the practical expedient is not applied will continue to be included in the fair value hierarchy along with the related required disclosures. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, and is to be applied retrospectively, with early adoption permitted.

In July 2015, the FASB released ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965): (Part 1) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient ("ASU 2015-12"). This amendment removes the requirement to report fully benefit-responsive investment contracts at fair value with an adjustment to contract value. Under the amendment, fully benefit-responsive investment contracts are measured, presented, and disclosed only at contract value. In addition, this amendment simplifies the investment disclosures required for employee benefit plans, including eliminating the requirements to disclose: (a) individual investments that represent 5% or more of net assets available for benefits, (b) net appreciation (depreciation) by individual investment type, and (c) investment information disaggregated based on the nature, characteristics and risks. The requirement to disaggregate participant-directed investments within a self-directed brokerage account has also been eliminated. Self-directed brokerage accounts should be reported as a single type of investment. The amendment also allows plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with a month-end. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II should be applied retrospectively, while Part III should be applied prospectively.

The Plan elected to early adopt ASU 2015-07 and the applicable parts of ASU 2015-12.

Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The 401(k) Plan Sponsor Committee determines the Plan’s

Westbury Bank 401(k) Profit Sharing Plan
Notes to Financial Statements

valuation policies utilizing information provided by the investment custodian. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based on the terms of the Plan document.

Notes receivable from participants have been classified as an investment asset for Form 5500 reporting purposes, and, accordingly have been included as an investment in supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year).

Payment of Benefits: Distributions are recorded when paid.

Note 3. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include:
•    Quoted prices for similar assets or liabilities in active markets;
•    Quoted prices for identical or similar assets or liabilities in inactive markets;
•    Inputs other than quoted prices that are observable for the asset or liability;
•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Shares of Registered Investment Companies: Valued at the daily closing price as reported by the fund. The funds held by the Plan are open-end funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The funds held by the Plan are deemed to be actively traded.

Westbury Bank 401(k) Profit Sharing Plan
Notes to Financial Statements

Shares of Company Stock: Shares of Westbury Bancorp, Inc. common stock are held in a unitized fund, which means that participants do not own shares of the Company's stock directly but rather own an interest in a unitized fund. The fund consists of Westbury Bancorp, Inc. common stock and a cash equivalent for liquidity purposes. The fund is valued using the quoted market price of the stock, plus the value of any cash equivalent.

Collective Investment Trust: Collective investment trust is a stable value fund that is composed primarily of fully benefit-responsive investment contracts that is valued based on the NAV of units of the collective investment trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. The NAV is based upon the fair value of the underlying investments comprising the trust less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

Westbury Bank 401(k) Profit Sharing Plan
Notes to Financial Statements

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2015 and 2014:

	2015
Asset Category	Level 1	Level 2	Level 3	Total

Shares of registered investment companies	$7,211,693	$—	$—	$7,211,693

Shares of company stock - unitized	823,250	—	—	823,250
Total investments in the fair value hierarchy	$8,034,943	$—	$—	8,034,943

Investments measured at net asset value				676,245

Total investments at fair value				$8,711,188

	2014
Asset Category	Level 1	Level 2	Level 3	Total

Shares of registered investment companies	$8,422,647	$—	$—	$8,422,647

Shares of company stock - unitized	1,056,971	—	—	1,056,971
Total investments in the fair value hierarchy	$9,479,618	$—	$—	9,479,618

Investments measured at net asset value				1,085,349

Total investments at fair value				$10,564,967

The following tables summarize investments measured at fair value based on NAV per share practical expedient as of December 31, 2015 and 2014:

	2015
		Unfunded	Redemption	Redemption
	Fair Value	Commitment	Frequency	Notice Period
Asset Category:
Collective investment trust:
Stable Value	$676,245	$—	Immediate	365 days (a)

	2014
		Unfunded	Redemption	Redemption
	Fair Value	Commitment	Frequency	Notice Period
Asset Category:
Collective investment trust:
Stable Value	$1,085,349	$—	Immediate	365 days (a)

(a)    Applicable only to Plan Sponsor initiated withdrawals.

Westbury Bank 401(k) Profit Sharing Plan
Notes to Financial Statements

Changes in Fair Value Levels
To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

Plan management evaluates the significance of transfers between levels based upon the nature of the investment and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2015, there were no transfers between levels.

Note 4. Related-Party Transactions

The Plan paid all significant administrative expenses in 2015. Total expenses paid by the Plan to the Wilmington Trust, the prior trustee, Verisight Trust Company, the current trustee, and Newport Group, the recordkeeper, were approximately $2,700, $5,800 and $28,900, respectively. Certain accounting and administrative functions are performed by officers or employees of the Company for which no compensation is received from the Plan. Additionally, a portion of the Plan's assets are invested in common stock of the Company. All investment in the common stock of the Company is at the discretion of the participant.

Note 5. Income Tax Status

The Company has adopted a prototype non-standardized 401(k) plan sponsored by Newport Retirement Services, Inc. The prototype plan has received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by this Plan. The Plan has been amended since the prototype plan received the opinion letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Note 6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2015	2014

Net assets available for benefits per the financial statements:	$8,718,801	$10,575,211
Shares of registered investment companies	(5,092)	(20,814)

Net assets available for benefits per Form 5500	$8,713,709	$10,554,397

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2015 to Form 5500:

Westbury Bank 401(k) Profit Sharing Plan
Notes to Financial Statements

Net decrease in net assets available for benefits per the financial statements:	$(1,856,410)
Investment income	15,723
Administrative expenses	(1)

Net decrease in net assets available for benefits per the Form 5500	$(1,840,688)

Note 8. Subsequent Events

The Plan Administrator has evaluated subsequent events through the date the financial statements were issued.

	Westbury Bank 401(k) Profit Sharing Plan

	EIN: 39-0698030
	Plan Number: 002

	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	December 31, 2015
		(c) Description of Investment, Including
	(b) Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral,		(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost	Value
		Shares of registered investment companies:
	Artisan Funds	Global Value Fund - A	*	$311,904
	Blackrock	Global Allocation Fund - A	*	628,450
	Dodge & Cox	Stock Fund	*	543,651
	Dodge & Cox	Income Fund	*	371,294
	Dodge & Cox	International Stock Fund - A	*	286,733
	Deutsche	Real Estate Securities Fund - A	*	242,882
	Fidelity	Advisor New Insights Fund - A	*	556,335
	JP Morgan	SmartRetire Target 2020 Fund	*	84,534
	JP Morgan	SmartRetire Target 2030 Fund	*	209,721
	JP Morgan	SmartRetire Target 2040 Fund	*	5,494
	JP Morgan	SmartRetire Target 2050 Fund	*	30,463
	JP Morgan	SmartRetire Income Fund	*	18,586
	Oakmark	Equity and Income Fund - I	*	789,635
	Oppenheimer	Developing Markets Y	*	95,024
	T. Rowe Price	Small Cap Value Fund	*	185,469
	T. Rowe Price	Mid-Cap Value Fund	*	323,126
	T. Rowe Price	New Era Fund	*	218,444
	T. Rowe Price	Capital Appreciation Fund	*	1,014,277
	Templeton	Global Bond Fund	*	328,234
	Undiscovered	Manager Behavioral-VL	*	179,038
	Vanguard	Inflation Protected Securities Fund	*	220,774
	Vanguard	500 Index Fund	*	204,444
	Vanguard	Mid Cap Index Fund	*	363,181
				7,211,693
		Common stock:
	Westbury Bancorp, Inc.	Westbury Bancorp, Inc. Unitized Stock	*	823,250
		Collective investment trust:
	Wells Fargo	Stable Value Fund	*	676,245
	Participants	Notes receivable from participants (interest rate
		at 4.25%; maturing April 2015 through December 2018)	*	7,613
				$8,718,801
*	Not applicable for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Westbury Bank 401(k) Profit Sharing Plan

Date:	June 21, 2016	By:	/s/ Kirk J. Emerich
Kirk J. Emerich, Plan Administrator